EXHIBIT 11

CELSION CORPORATION
COMPUTATION OF EARNINGS PER SHARE


                                    Three Months Ended March 31,

                                                  2001            2000


    Net (loss) income                          ($1,555,871)    ($1,082,536)

    Net (loss) income per common share*             ($0.02)         ($0.02)

    Weighted average shares outstanding         71,109,723      56,424,722



* Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.

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